UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Arcturus Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.01

(Title of Class of Securities)

M1492T105

(CUSIP Number)

bradley thomas sorenson

140 Sunhaven Close South East

Calgary, Alberta T2X 2V9, Canada

(403) 909-4532

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Bradley Thomas Sorenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		587,918*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

587,918*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

587,918*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

*Includes presently exercisable options to purchase 4,669 shares and call options to purchase an aggregate of 5,857 shares.

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CUSIP NO. M1492T105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, par value of NIS 0.01 (the “Shares”), of Arcturus Therapeutics Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10628 Science Center Drive, Suite 200, San Diego, California 92121.

Item 2.	Identity and Background.

(a)       This statement is filed by Bradley Thomas Sorenson.

Mr. Sorenson is referred to as the “Reporting Person.”

(b)       The address of the principal office of the Reporting Person is 140 Sunhaven Close South East Calgary, Alberta T2X 2V9, Canada.

(c)       The principal occupation of the Reporting Person is serving as the President and CEO of Providence Therapeutics Inc.

(d)       The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in private placements or in open market purchases. The transactions by the Reporting Person in the Shares are set forth below.

(a)       Prior to November 16, 2017, the Reporting Person purchased securities of Arcturus Therapeutics Ltd., a privately held entity, in several private placements. On November 16, 2017, Arcturus Therapeutics Ltd. merged with and into Alcobra Ltd., a publicly-traded company and Alcobra Ltd. changed its name to Arcturus Therapeutics Ltd. (the “Merger”). In connection with the Merger, the securities that the Reporting Person held in Arcturus Therapeutics Ltd. were converted into 573,382 Shares and options to purchase 4,664 Shares at an exercise price of $5.47 per share.

(b)       Prior to the Merger, the Reporting Person purchased in the over the market American-style call options which, after reflecting for a seven for one reverse share stock of the Issuer, reference an aggregate of 5,857 Shares at an exercise price of $7.00 per share.

(c)       As described in Exhibit A, subsequent to the Merger the Reporting Person purchased 5,010 Shares in the open market.

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CUSIP NO. M1492T105

(d)       As described in Exhibit A, subsequent to the Merger the Reporting Person sold Shares in the open market and over-the-counter American-style put options.

As a result of (a) – (d) above, the aggregate purchase price of the Shares held by the Reporting Person is $519,508.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the securities of the Issuer reported herein based on the Reporting Person’s belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time engage in additional discussions with management and the Board concerning among other things recommending changes to the Board of Directors. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to or concerning the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or change its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 10,568,901 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 16, 2017, plus an aggregate of 10,526 Shares underlying Stock Options and Call Options held by the Reporting Person.

(a)	As of the close of business on January 18, 2018, the Reporting Person directly beneficially owned 587,918 Shares, plus an aggregate of 10,526 Shares underlying Stock Options or Call Options.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 587,918
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 587,918
4. Shared power to dispose or direct the disposition: 0

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CUSIP NO. M1492T105

(c)	The transactions in the Shares by the Reporting Person during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities reported herein. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by the Reporting Person, except to the extent of its pecuniary interest therein.

(d)       No person, other than the Reporting Person, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable except as set forth below.

The Reporting Person has purchased in the over the counter market American-style call options referencing an aggregate of 2,857 Shares, which have an exercise price of $7.00, and referencing an aggregate of 3,000 Shares, which have an exercise price of $7.00.

The Reporting Person has sold short in over the counter market American-style put options referencing an aggregate of 1,500 Shares, which have an exercise price of $7.50.

Item 7.	Material to be Filed as Exhibits.

None

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CUSIP NO. M1492T105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2018

/s/ Bradley Thomas Sorenson
BRADLEY THOMAS SORENSON

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CUSIP NO. M1492T105

SCHEDULE A

Transactions in the Shares Subsequent to the Merger Which
Includes Transactions During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase/Sale [dd/mm/yyyy]	Securities Purchased/(Sold)	Price per share[U.S. $]

Purchase of Ordinary Shares	11/16/2017	10	$10.5690
Purchase of Ordinary Shares	01/03/2018	5,000	$7.8800
Sale of Ordinary Shares	01/16/2018	1,000	$9.2000
Sale of Over the Counter American-Style Put Options	01/03/2018	15 Units	$1.57 per Unit